ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

23 August 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pw K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 9/3

ventracor

The ALFRED — Service and Care

asx announcement

'Artificial Heart' Pilot Trial Update

Sydney 23 August 2004: Medical investigators today announced the eighth implant of the VentrAssist™ 'artificial heart' as part of a pilot trial conducted at The Alfred hospital in Melbourne.

Chief Medical Investigators Professor Don Esmore and Professor David Kaye said the patient was in a serious but stable condition after an eight hour operation.

Two other patients recently implanted with the VentrAssist™ were continuing to make good recoveries and both are in a stable condition.

The aim of the pilot trial at The Alfred is to evaluate the safety of the VentrAssist™ in patients who are gravely ill from congestive heart failure, are no longer responding to optimal medical therapy and had no other options available to them.

About Ventracor

Ventracor Limited (ASX: VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS), for patients in cardiac failure. The company is focused on commercialising the VentrAssist™ and bringing it to global markets. Ventracor is planning to obtain a significant share of the massive worldwide LVAS market, which independent analysts expect to grow to between $US7.5 billion and $US12 billion per annum in coming years.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086

Trisha Lee
Manager, Public Affairs
The Alfred hospital
03 9276 2266